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                                                             EXHIBIT 99(a)(5)(1)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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                                                 :
AARON PARNES,                                    :
                                                 :
                                    Plaintiff,   :
                                                 :
                  - against -                    :
                                                 :
LEW ROTHMAN, LAVONDA M. ROTHMAN, BERNIE          :
ROSENBLUM, MAUREEN COLLETON, JOHN OLIVIA,        :
JANE VARGAS, JOHN F. BARRY, JR., and             :
800-JR CIGAR, INC.,                              :
                                                 :
                                    Defendants,  :
                                                 :
                                                 :
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                             CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of 800-JR Cigar, Inc. ("JR Cigar" or the "Company") since prior to the transaction herein complained of and continuously to date.

     2. JR Cigar is a corporation duly organized and existing under the laws of the State of Delaware. The Company is one of the world's leading marketers and distributors of premium cigars.

     3. Defendant Lew Rothman is Chairman, President and Chief Executive Officer of the Company.


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     4. Defendant LaVonda Rothman is Lew Rothman's wife and an Executive Vice
President and Director of the Company. Lew Rothman and LaVonda Rothman are referred to as the "Rothmans." The Rothmans, together with their affiliates, own or control approximately 78.4% of the Company's outstanding common stock.

     5. Defendant Jane Vargas is a Vice President and Director of the Company.

     6. Defendants Bernie Rosenblum, Maureen Colleton, John Oliva and John F. Barry, Jr., are Directors of the Company.

     7. The individual defendants owe the public shareholders of JR Cigar the highest fiduciary duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     9. This action is properly maintainable as a class action.

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     10. The class is so numerous that joinder of all members is impracticable.
There are approximately 12,755,000 shares of JR Cigar common stock outstanding, of which approximately 21.6% are owned by hundreds of holders other than the Rothmans and their affiliates.

     11. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of JR Cigar in violation of the laws of the State of Delaware in order to enrich the Rothmans at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; and (c) whether the class is entitled to injunctive relief as a result of defendants' wrongful conduct.

     12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff will fairly and adequately represent the class.

     13. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making

                                     - 3 -

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appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

     15. On August 28, 2000, Jr. Cigar announced that it had agreed to a proposal from the Rothmans for the acquisition by JRC Acquisition Corp., an entity controlled by the Rothmans, of all of the shares of common stock of the Company not held by the Rothmans and their affiliates for $13.00 per share.

     16. The proposed transaction was purportedly recommended by a special committee of purportedly independent directors. However, given the Rothman's domination and control over the Board, any such special committee is incapable of protecting the interests of the minority shareholders.

     17. The price of $13.00 per share to be paid to the class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of JR

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Cigar is materially in excess of $13.00 per share, giving due consideration to the prospects of growth and profitability of JR Cigar in light of its business, earnings and earnings power, present and future; (b) the $13.00 per share price offers an inadequate premium over market to the public stockholders of JR Cigar; and (c) the $13.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by the Rothmans to "cap" the market price of JR Cigar stock, as part of a plan for the Rothmans to obtain complete ownership of JR Cigar's assets and business at the lowest possible price.

     18. The proposed transaction will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of JR Cigar and its valuable assets, while permitting the Rothmans to reap significant benefits from the transaction.

     19. By reason of the foregoing acts, practices and course of conduct, the Rothmans have breached and will breach their duty as controlling stockholders of JR Cigar by engaging in overreaching in attempting to carry out a self-dealing transaction at the expense of the minority shareholders. The other individual defendants have violated their fiduciary duties to JR Cigar's minority stockholders by acquiescing in the Rothmans' plan.

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     20. Plaintiff and the other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

          (1) declaring this action to be a class action and certifying plaintiff as class representative;

          (2) enjoining, preliminarily and permanently, the transaction complained of;

          (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory damages to the Class;

          (4) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

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          (5)  awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

          (6) granting plaintiff such other and further relief as may be just and proper.

                                    ROSENTHAL, MONHAIT, GROSS
                                      & GODDESS, P.A.



                                     By: /s/ (Illegible)
                                        ----------------------------------------
                                            P.O. Box 1070
                                            919 N. Market Street
                                            Suite 1401
                                            Mellon Bank Center
                                            Wilmington, Delaware  19801
                                            (302) 656-4433

                                            Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY  10016
(212) 779-1414